

July 15, 2010

Hai V. Tran
Chief Financial Officer and Chief Accounting Officer
Catalyst Health Solutions, Inc.
800 King Farm Boulevard
Rockville, MD 20850

      Re: **Catalyst Health Solutions, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              Proxy Statement on Schedule 14A
              Filed April 23, 2010
              File Number: 000-31014

Dear Mr. Tran:

      We have reviewed your June 16, 2010 and June 7, 2010 responses to our June 2, 2010 and May 21, 2010 comment letters respectively, and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers, page 7

1. We note your response to our prior comment 2 in your letter dated June 7, 2010. In light of your risk factor disclosure that you depend on a key group of clients for a significant portion of your revenue, please revise your disclosure to provide a brief discussion of the terms of your contracts with these customers, which you suggest are generally consistent.

2. If, as you indicate, the terms of your agreements with Wellmark and the State of Maryland are "largely consistent" with those of your other customer contracts, please tell us, with a view towards disclosure, in what respects the terms of these contracts differ from your other contracts.

Item 1A. Risk Factors

"If we lose key clients as a result of competitive bidding…," page 19

3. We note your response to our prior comment 3 in your letter dated June 7, 2010 and reissue the comment in part. Please revise your risk factor disclosure to provide, in addition to your proposed revisions, the portion of your annual revenue that is attributable to agreements that may be up for renewal and re-bid over the next year and disclose the rate of cancellation/non-renewal of your customer agreements.

Item 15. Exhibits, Financial Statement Schedules

Note 16. Related Party Transactions, page F-21

4. We note your response to our prior comment 6 in your letter dated June 7, 2010. In addition to the disclosure to the related party transactions note to your consolidated financial statements that you will make in your next 10-K, please confirm that you will make similar changes to the related party disclosure required by Item 13 of Form 10-K.

Proxy Statement on Schedule 14A filed April 23, 2010

Proposal 3—Ratification of the Appointment of Independent Registered Public Accounting Firm, page 19

5. We acknowledge your response dated June 16, 2010 to prior comment one in our letter dated June 2, 2010. Please tell us whether or not the results of the claims review engagement performed by PricewaterhouseCoopers were subject or will be subject to their audit procedures during the audits of your financial statements. Refer to Rule 2-01(c)(4) of Regulation S-X.

Compensation Discussion & Analysis, page 26

6. We note your response to prior comment 3 in your letter dated June 16, 2010. With respect to individual performance measures, you state that "cash and equity compensation for the named executive officers for 2009 were determined by the Company's Board of Directors and Compensation Committee using its judgment following a review of various performance factors relating to each such officer's overall performance and contributions to the Company during 2009, as well as the Company's financial performance." You state further that "the level of achievement with respect to such objectives is not inexorably tied to the determination of variable incentive compensation awards."

However, in your proxy statement, you include statements such as the following: "Based on Mr. Blair's performance in 2008 relative to his goals, he was awarded a $400,000 cash bonus and grant of 45,000 shares." Though achievement of a particular individual objective, as determined as part of your annual planning process, may not be tied to specific compensation awards, to the extent that your board of directors and compensation committee considered a named executive officer's performance relative to such goals in exercising its judgment to determine compensation, please expand your discussion to disclose such goals and the effect of achievement of such goals on actual compensation determinations.

7. With respect to corporate performance measures, you state that your board and your compensation committee "conducts a performance review, taking into account any one or more of the following performance factors: net income, total revenue, earnings per share, gross margin, number of prescriptions processed, client retention rates, number of new members from new client wins, new client implementation success metrics, acquisition integration milestones, consummation of an acquisition(s), specific cost reduction strategies or benchmarks, specific strategic initiatives, or any combination of these factors." You state further that "the calculation of the 2009 cash and equity incentive awards paid to the named executive officers was ultimately made through the exercise of judgment by the Board of Directors and Compensation Committee, with input from management, of each such officer's achievements with respect to the foregoing performance metrics." It appears, in light of these statements and others included in your proxy statement, that achievement of certain corporate performance factors was a material element of the compensation determinations of your board of directors and compensation committee. Accordingly, please expand your disclosure to disclose specifically, and quantitatively as applicable, the targets for each performance metric and the achievement of each performance metric. Please also include a discussion of how the level of achievement of each corporate performance metric impacted the compensation determinations of your compensation committee and your board of directors.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant